GUZOV OFSINK, LLC
                                ATTORNEYS-AT-LAW
                          600 MADISON AVENUE 14th FLOOR
                            NEW YORK, NEW YORK 10022
                TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
                            http://www.golawintl.com

                                                                  April 28, 2005

By Federal Express
Mr. Mark Webb
Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St NE
Washington, DC 20549-4561


Re: Parallel Technologies, Inc. (now Fushi International, Inc.)
             Form SB-2
             File No. 333-131052
             Filed January 13, 2005

Dear Mr. Webb:

      Reference is made to your comment letter, dated February 10, 2005 to our client, Parallel Technologies, Inc. (now known as Fushi International, Inc., the "Company"), relating to the subject registration statement on Form SB-2 (the "Comment Letter"). Set forth below are the comments contained in the Comment Letter followed by our responses thereto:

Form 8-K Filed December 14, 2005

1. Please amend your Form 8-K to include pro-forma financial statements to reflect your business combination required by Article 11(a)(2) or please tell us why pro-forma financial statements are not required.

      Answer: It would not be meaningful to include the pro-forma financial statements to reflect the business combination because Parallel Technologies, Inc. was a shell company with no assets other than cash. Nor did it have any liabilities or any income statement items.

Form SB-2 Filed January 13, 2006

General

2. Please update your disclosure to account for the reverse stock split, automatic conversion, any exercise of warrants and change of name that you represented would occur before the end of January.

      Answer: The reverse stock split and name change were effectuated on January 30, 2006. In connection with the reverse stock split, all of the issued and outstanding series A and B Preferred Stock automatically converted into common stock of the Company. However, the warrant exercise is not tied to the occurrence of the reverse stock split and no warrants have been exercised yet. We have updated the prospectus with respect to these events.

Front Cover Page of Prospectus

3. Please comply with Item 501(a)(5) by highlighting the cross-reference to the risk factor section.

      Answer: The cover page of the prospectus has been so revised.

      Cautionary Note regarding Forward-Looking Statements, page 2

4. As a penny stock issuer, you do not qualify for the safe harbor. Please revise.

      Answer: The Cautionary Note regarding Forward-Looking Statements section has been revised to state as follows:

            This prospectus contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include statements regarding, among other things, (a) our projected sales, profitability, and cash flows, (b) our growth strategies, (c) anticipated trends in our industries, (d) our future financing plans, and (e) our anticipated needs for working capital. They are generally identifiable by use of the words "may," "will," "should," "anticipate," "estimate," "plan," "potential," "project," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend," or the negative of these words or other variations on these words or comparable terminology. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.

            The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

            The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by certain existing public companies, does not apply to us because our stock qualified as "penny stock."

Recent Developments, page 3

5. Please revise this section as follows:

      o Revise your discussion, on page 4, of your purchase of substantially all the assets of Dalian Fushi to disclose the consideration that you paid (in U.S. dollars);

            Answer: The consideration paid to acquire substantially all of the manufacturing assets of Dalian Fushi, consisting of the 15 production lines, is approximately $3 million. The purchase price in U.S. dollars has been added to the prospectus.

      o Provide more detail, on page 5, regarding the sale of stock warrants and rights to purchase additional common stock including the price per unit, the exercise price of the warrant and the nature of the "rights to additional issuance of common stock."

            Answer: The Company sold a total of 215,424.84 shares of series B preferred stock, together with warrants, in the private placement offering. Each share of the series B preferred stock is automatically convertible into 19.73 shares of common stock upon the occurrence of the reverse stock-split. As such, the 215,424.84 shares of series B preferred stock converted into 4,250,000 shares of common stock following the reverse stock-split on January 30, 2006. In addition, if the Company fails to meet its target profit in 2006, the investors in the private placement offering are entitled to additional issuance of common stock of the Company according to a certain formula, depending on the actual financial performance. The warrants issued to the investors entitle them to purchase an aggregate of 2,125,000 shares of common stock at the exercise price of $3.67 per share. The offering price was calculated based on the common stock into which the series B preferred stock to be converted and the price for each share of common stock and warrant (together, a unit) is $2.82. The prospectus has been revised accordingly to include this information.

Acquisition of Business of Dalian Fushi, page 12

6. Please clarify the extent to which you have acquired the assets and business of Dalian Fushi and the extent to which Dalian Fushi is still operating. For example, please revise the following:

      o Explain, on page 13, how you have "the ability to control Dalian Fushi and any of its remaining assets and operations" given the fact that Dalian Fushi owns a majority of your stock; and

            Answer: Acquisition of 20,000,000 shares of common stock of the Company (representing 50.96% of the equity interest in the Company) from the former controlling shareholder, Mr. Glenn Little, by Dalian Fushi (the "Shell Acquisition") was only an intermediate step in the entire transaction. As a result of the share exchange agreement and the private placement offering, which occurred immediately following the Shell Acquisition, Dalian Fushi no longer owns a majority of the Company's stock. Instead, its equity interest in the Company was diluted to approximately 0.4% of the voting capital stock of the Company. Following the reverse stock-split on January 30, 2006, Dalian Fushi's 20,000,000 shares became approximately 80,000 shares of common stock of the Company. The relevant sections of the prospectus have been revised to clarify Dalian Fushi's equity holding in the Company.

      o Reconcile your statements on page 13 and 15 that you "commenced operation of the business conducted previously by Dalian Fushi" with your statement on page 15 that "Dalian Fushi will continue to be the contracting party under its customer contracts, bank loans and certain other assets."

            Answer: The prospectus has been revised to update the current status of the legal restructuring of Dalian Fushi and to clarify the fact that Dalian Fushi's business is now conducting through Dalian DPI, and Dalian Fushi has successfully transferred its business relationship with its customers and suppliers to Dalian DPI. As a result, Dalian Fushi no longer is the contracting party of its customer contracts. However, Dalian Fushi is still the borrower under its bank loans and the legal owner of those assets that have not been transferred to Dalian DPI. Dalian DPI, in turn, will provide all necessary funds to repay these loans and serve as a guaranty of the repayment of these loans.

Restructuring Agreements, page 15

7. Please revise this section as follows:

      o Disclose, on page 16 and elsewhere in the document, any amounts in U.S. dollars instead of in the Chinese Yuan; and

            Answer: We have added the U.S. dollars equivalent immediately following the price in Chinese Yuan throughout the prospectus.

      o Disclose, on page 17, the amount of cash required to exercise the option.

            Answer: The details about the consideration required to exercise the option has been revised to state as follows:

            If Dalian DPI decides to exercise the options and at the time of the exercise, PRC law specifically allows foreign equity to be used to acquire PRC entity, the consideration for the exercise of the option is the shares of our common stock received by the Dalian Fushi Shareholders under the Share Exchange Agreement described in "The Share Exchange Agreement and the Issuance of Series A Convertible Preferred Stock" above and no additional cash or consideration is required. If at the time of the exercise, PRC law still does not specifically provide for foreign equity to be used to acquire PRC entity, the consideration for the exercise of the option will be the market value of the equity or remaining assets of Dalian Fushi, and Dalian Fushi is required to return the payment for the exercise of the option to Dalian DPI through the entrusted management agreement (in the case of asset purchase) and Dalian Fushi Shareholders are required to return such payment to Dalian DPI through any legal arrangement or agreement (in the case of equity purchase).

Risk Factors, page 21

8. Some of your risk factors state that you can give no assurance of a given outcome when the risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

      Answer: We have revised the risk factors section to eliminate such language. In addition, we have updated the risk factors to reflect the completion of the PRC restructuring, including eliminating the risk factors for current customers and suppliers under the "Risks Related to the Restructuring Agreements and Acquisition of the Business of Dalian Fushi" that are no longer applicable because these customers and suppliers have all agreed to transfer their business relationships to Dalian DPI.

Security Ownership, page 82

9. For each entity that is not a public company or a registered investment advisor, please indicate the natural person who is the control person.

      Answer: Following the reverse stock-split, both series A and B preferred stock were converted into common stock and all issued and outstanding preferred stock were cancelled and returned to the status of unissued stock of the Company. As a result, there are only two entities remaining to be the 5% or more owners of the Company: Fushi Group and Pope Asset Management, LLC. Fushi Group is a PRC entity, of which 85.71% is owned by Mr. Li Fu, the Company's Chairman and CEO. Pope Asset Management, LLC is a registered investment adviser with the IARD Number of 113584 and SEC Number of 801-60556. The section on the beneficial ownership discussion has been revised to reflect the new 5% or more beneficial owners and account for other recent shares transfers.

Executive Compensation, page 89

10. Please disclose the warrants awarded to Mr. Little under the consulting agreement, pursuant to Item 402(b)(2)(v)(A)(1).

      Answer: We have added the following disclosure on Mr. Little's warrants:

      We entered into a consulting agreement with Mr. Glenn Little on November 8, 2005 in connection with his sale of his 50.96% ownership in the Company to Dalian Fushi. Under the terms of the consulting agreement, we retained Glenn Little as a consultant to provide certain consulting services, information and materials to us and our advisors relating to our past operations and filings. As consideration, we issued to Mr. Little a warrant to purchase 80,000 shares of our common stock. The warrant has a term of five years and an exercise price of $0.01 per share.

Certain Relationships and Related Transactions, page 91

11.   Please revise this section to comply with Item 404(a) as follows:

      o     Disclose the relationship of Kuhns Brothers Inc. to you;

      Answer: We have revised the disclosure to clarify that Kuhns Brothers Inc. is the Company's financial advisor and private placement agent in the private placement transaction. Mr. John Kuhns, the Company's director and secretary, is the founder and 45% shareholder of Kuhns Brothers Inc.

      o     Disclose the nature of the persons interest in the transaction; and
            Answer: We have revised the discussion in relevant places to clarify the nature of the personal interest in the transaction.

      o Disclose the aggregate amount paid to Kuhns Brothers in the transaction.

      Answer: We have added more information about the aggregate amount paid to Kuhns Brothers as follows:

      The aggregate amount of cash paid to Kuhns Brothers is $1,400,000 and the aggregate value of the shares received by Kuhns Brothers is estimated to be $4,384,899 (based on the quoted bid price of $5.80 per share on March, 1, 2006). Assuming the warrants issued to investors on the private placement offering are all exercised by the investors to purchase 2,125,000 shares of common stock at $3.67 per share, Kuhns Brothers will be entitled to cash payment of $779,875. With respect to the warrants issued to Kuhns Brothers and its designated persons that entitle them to purchase 424,929 shares of common stock at $3.1064 per share, the gain from the exercise of the warrants is estimated to be $1,144,589 (based on the quoted bid price of $5.80 per share on March 1, 2006). Thus, the aggregate amount paid and to be paid to Kuhns Brothers is estimated to be $7.7 million.

12. Please briefly discuss your agreements with Chinamerica regarding the selection of your directors and executive officers.

      Answer: The following disclosure regarding the Company's agreements with Chinamerica regarding the selection of directors and executive officers was added to the prospectus:

      Under the stock purchase agreement for the private placement offering, Chinamerica Fund, LLP, or Chinamerica, the representative of the investors, has the right to approve selection of our Directors and Executive Officers. Under the agreement, the Company is required to consult with Chinamerica and other investors on the nomination of directors. Also, the member to be elected chairman of the audit committee and the member to be elected vice-chairman of the board must be approved in advance by CA, which approval will not be unreasonably withheld. In addition, the Company must consult with Chinamerica on retaining a chief financial officer acceptable to Chinamerica. Finally, the Company is required to retain independent professional executive search firms acceptable to Chinamerica and enter into employment agreements with our executive officers in terms acceptable to Chinamerica.

Recent Sales of Unregistered Securities, page II-2

13. With respect to the issuance of the series A convertible preference stock and the issuance of Series B convertible preferred stock and warrants, we note that you have failed to comply with the requirement of Item 503 for each offering by failing to file with the Commission five copies of a notice on Form D no later than 15 days after the first sale of securities in reliance upon Item 506. Please file the Forms immediately and explain to us the reasons for your failure to comply.

      Answer: We filed Form 99 in the State of New York prior to the offering. However, we inadvertently neglected to file the required Form D notice within the prescribed period under Item 503 after the offering. We have taken immediate actions and filed five copies of the notice on Form D on February 16, 2006.

14. Please disclose the total amount of commissions paid to Kuhns Brothers Securities as required by Item 701(c).

      Answer: The total amount of commission (including cash, shares and warrants) paid to Kuhns Brothers Securities is estimated to be $7.7 million. Please see response under the third bullet point of No. 11 above for further details.

Exhibits

15. Please file the opinion regarding the legality of the common stock being registered.

      Answer: We have filed the legal opinion as requested in the amendment.

Financial Statements

16. Please revise to include the audited financial statements of Parallel Technologies for the years ended December 31, 2004 and 2003, as well as the unaudited interim financial statements for the nine months ended September 30, 2005, or tell us why these financial statements are not included.

      Answer: We have included the referenced financial statements of Parallel Technologies in the amendment.


Dalian Fushi Bimetallic Manufacturing Company Limited-Financial Statements

17.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

      Answer: We have included the updated financial statements as required in the amendment.

Statements of Operations for the years ended December 31, 2004, and 2003, page
F-4

18. Please describe the capital structure of Dalian Fushi by explaining what equity units are outstanding and what the rights are for each equity unit.

      Answer: Dalian Fushi was incorporated as a limited liability PRC enterprise with a registered capital of RMB 40,000,000 (approximately US$ 5,000,000) to be contributed by the respective registered owners of the Company in accordance with their proportionate holding in the Company. The registered capital of Dalian Fushi was fully contributed upon the Company's incorporation.

19. Please tell us why the Statements of Operations do not include earnings per share.

      Answer: Dalian Fushi's capital structure does not require the issue of shares and the disclosure of earnings per share is not appropriate.

Statements of Changes in Shareholder's Equity for the years ended December 31, 2004, and 2003, page F-5

20. We note on page F-8, the functional currency of Dalian Fushi is the Chinese Renminbi and transactions denominated in currencies other than RMB are translated into United States Dollars with the adjustment recorded in the statements of operations and stockholder's equity as other comprehensive income (loss). Please tell us why there was not a foreign currency translation adjustment recorded and presented for the year ended December 31, 2004.

      Answer: We have amended the footnote on foreign currency translation to state as follows:

            The functional currency of the Company is the Chinese Renminbi ("RMB"). Foreign currency transactions during the year are translated to the functional currency at the approximate rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the approximate rates of exchange at that date. No-monetary assets and liabilities are translated at the rates of exchange prevailing at the time the asset or liability was acquired. Exchange gains or losses are recorded in the statement of operations.

            The financial statements of the Company are translated into United States dollars ("US$") using the closing rate method. The balance sheet items are translated into US$ using the exchange rates at the respective balance sheet dates. The capital and various reserves are translated at historical exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year. All exchange differences are recorded within equity. There was no translation loss for the years ended December 31, 2004 and 2003.

Note 1-Summary of Significant Accounting Policies and Organization, page F-7

21. We note you recognize revenue upon delivery or shipment of the products. Please tell us who determines when to recognize the revenue and why there is a need to recognize revenue at these two different points.

      Answer: We have amended footnote on revenue recognition to state that revenue is recognized "upon delivery for local sales and upon shipment of the products for export sales."

Note 6-Intangible Assets, page F-11

22. We note your intangible assets are related to two registered patent rights acquired from third parties. Please tell us the consideration given to acquire the two registered patents and how you determine the value of these patents.

      Answer: The total consideration paid by the Company for the two registered patent rights was RMB 10,700,000 (US$ 1,303,822). The patents are amortized on a straight line basis over the life of the patents' registration. Each year, management reviews the carrying value of the patents for impairment. Except for the amortization charge in each financial period, no impairment charge has been recorded against the carrying value of the patents for the years ended December 31, 2004 and 2003.


      We enclose herewith a copy of the amendment no.1 to the SB-2 for your reference. In accordance with your request, on behalf of the Company we represent as follows:

      o the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in providing staff comments on the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

      o the Company acknowledges that, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.



                                                        Very truly yours,

                                                        Guzov Ofsink, LLC

                                                        By: /s/ Darren Ofsink
                                                            -----------------
                                                                Darren Ofsink

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